VIA EDGAR

January 10, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: John Stickel and Todd Schiffman

Re:	Plutus Financial Group Limited Amendment No. 9 to Registration Statement on Form F-1 Filed December 23, 2024 File No. 333-276791

Dear Mr. Stickel and Mr. Schiffman:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated January 8, 2025, commenting on Amendment No. 9 to the Company’s Registration Statement on Form F-1 filed December 23, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 9 to Form F-1

General

1. We note your statement that resale offers will be made at $5 per share prior to the listing of your ordinary shares on the Nasdaq Capital Market, but that successful listing of your shares on the Nasdaq Capital Market is a condition to the closing of your underwritten primary offering and the secondary offering by your selling stockholders. We also note that the sale of the Selling Stockholder Ordinary Shares is conditioned upon the successful completion of the sale of the Ordinary Shares by the Company in the underwritten primary offering. Please revise Underwriting and where appropriate to identify the specific steps and timeline necessary for the ordinary shares to start trading given the apparent inconsistency. In this regard, identify what business and legal conditions, if any, must be met for resale shares to count toward the public float other than having the registration statement declared effective.

Response: In response to this comment, the Company has amended the Registration Statement throughout to remove language describing any pre-listing fixed price sales by the selling stockholders and to make clear that the sale of the selling stockholder ordinary shares is conditioned upon: (1) Nasdaq listing approval; and (2) closing of underwritten primary offering.

United States Securities and Exchange Commission

Attn: John Stickel and Todd Schiffman

January 10, 2025

2. Consistent with your disclosure on page 133, please revise your disclosure on pages 74 and 91 when discussing balances with related parties to clarify that the margin loan to Mr. Cheung was settled by Mr. Cheung by way of cash repayment in late November of 2024.

Response: In response to this comment, the Company has amended the Registration Statement where indicated to clarify that the margin loan to Mr. Cheung was settled by Mr. Cheung by way of cash repayment in late November of 2024.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.